UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

5E ADVANCED MATERIALS, INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

33830Q109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	33830Q109

1	Names of reporting persons
Mayfair Ventures Pte. Ltd.
2	Check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	Sec use only

4	Citizenship or place of organization
Singapore
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
3,563,954*
	6	Shared voting power
0
	7	Sole dispositive power
3,563,954*
	8	Shared dispositive power
0
9	Aggregate amount beneficially owned by each reporting person
3,563,954*
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9)
8.1%**
12	Type of reporting person (see instructions)
CO

* Mayfair Ventures Pte. Ltd. (“Mayfair”) is a direct owner of a number of CHESS Depositary Interests (“CDIs”) equivalent to 3,563,954 shares of Common Stock, par value $0.01 per share (“Common Stock”), of 5E Advanced Materials, Inc. (the “Issuer”). CDIs are units of beneficial ownership in shares of Common Stock held by CHESS Depositary Nominees Pty Limited, a subsidiary of ASX Limited, the company that operates the Australian Securities Exchange. Each share of Common Stock is equivalent to 10 CDIs.

** Calculated based on 43,889,172 shares of Common Stock outstanding as of November 10, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2022 filed with the Securities and Exchange Commission on November 10, 2022.

Item 1.

(a)	Name of issuer: 5E Advanced Materials, Inc. (the “Issuer”).

(b)	Address of issuer’s principal executive offices: 19500 State Highway 249, Suite 125, Houston, Texas 77070.

Item 2.

(a)	Name of person filing: Mayfair Ventures Pte. Ltd. (“Mayfair”)

(b)	Address of principal business office or, if none, residence: 60 Paya Lebar Road #11-19, Paya Lebar Square, Singapore 409051.

(c)	Citizenship: Singapore.

(d)	Title of class of securities: Common Stock, $0.01 par value, of the Issuer.

(e)	CUSIP No.: 33830Q109.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

The information regarding ownership set forth in Items 5-9 and 11 of the cover page is hereby incorporated herein by reference.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 3, 2023

Mayfair Ventures Pte. Ltd.

By:	/s/ Chow Woei Horng
Name:	Chow Woei Horng
Title:	Director

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).